April 11, 2006

Mr. Gary Newberry

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N. E.

Washington, D.C. 20549-7010

Dear Mr. Newberry:

Enclosed is our proposed Amended 10-KSB with shaded sections signifying modifications made by us based on the SEC’s recommendations as indicated in SEC Branch Manager, April Sifford’s letter to us dated March 28, 2006. The following are our specific comments to each point contained in the SEC’s letter.

Dividend Policy

Item 1 – Per the SEC’s recommendation we have elaborated further on BAB, Inc.’s (BAB’s) Dividend Policy and have included the revision to our 10-KSB.

Liquidity and Capital Resources

Item 2 - Per the SEC’s recommendation we have elaborated further on BAB’s Dividend Policy and its effect on liquidity and have included the revision to our 10-KSB.

Consolidated Balance Sheets

Item 3 – There are two different analyses prepared for goodwill impairment and the tax valuation allowance. The Goodwill impairment analysis is prepared based on a projected cash flow with an assumed residual value. On an annual basis, we perform a test for impairment of our goodwill by way of comparison of the fair value of the intangible asset to its carrying amount. We estimate the fair value by computing the present value of future expected cash flows from operations, less expected capital expenditures, for a period of six years with a residual value at the end of the sixth year. The assumptions in this analysis include (i) a 2% growth rate in expected cash flows, (ii) a discount rate of 18% and (iii) a capitalization rate of 14%. In addition, we have compared the results of this valuation model to the quoted market price of our common stock. This analysis has indicated that there has been no impairment of our goodwill.

Regarding the analysis for evaluation of the valuation allowance, contrary to our evaluation of our goodwill, while we have projected sufficient cash flows that indicate no impairment of the goodwill, our taxable income has been, and will continue to be, minimal as a result of our ability to significantly reduce taxable income for amortization of our intangibles. In addition, we have limitations on the utilization of our net operating loss carryforwards as a result of our initial public offering. As a result, a valuation allowance was established for the deferred tax benefit related to those loss carryforwards and other deferred tax assets for which it is considered more likely than not that the benefit will not be realized.

Consolidated Statements of Income

Item 4 – Per the SEC’s recommendation we have added an income tax expense line to our Income Statement, albeit it properly shows zero tax expense.

Controls and Procedures

Items 5 and 6 – Per the SEC’s recommendations we revised the two paragraphs to comply with current SEC rules and regulations.

Exhibits and Reports on Form 8-K

Items 7 – 9 - Per the SEC’s recommendations we revised the Index to include all required exhibits, via reference to prior SEC filings, and we revised the 10-KSB to include properly worded 302 and 906 Certifications to comply with current SEC rules and regulations.

Once you approve our revisions to the 10K, please let us know and we will file it.

BAB, Inc. acknowledges that:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing,

SEC staff comments or changes to disclosure in response to staff comments do not preclude the SEC from taking action with respect to the filing, and

The Company may not assert disclosure changes made in response to staff comments as a defense in any proceeding initiated by the SEC or any person under federal securities laws of the United States.

We look forward to your review and approval of the proposed changes made to our 10-KSB so that we may file the amended 10K as soon as possible.

Very truly,

/S/      Jeffrey M. Gorden

Jeffrey M. Gorden

Chief Financial Officer - BAB, Inc.